February 17, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attn:	Ms. Melissa Kindelan Ms. Kathleen Collins

Re: CarGurus, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 25, 2022

Form 10-Q for the Quarterly Period Ended September 30, 2022

Filed November 8, 2022

File No. 001-38233

Dear Mses. Kindelan and Collins:

CarGurus, Inc. (the “Company” or “we” or “us”) is hereby providing supplemental information to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Comment No. 2 of the Staff’s letter dated November 10, 2022 (the “Comment No. 2”) regarding the above referenced filings. For the convenience of the Staff, Comment No. 2 is set forth below in italics, followed by our supplemental response. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the 2021 Form 10-K.

Form 10-Q for the Quarterly Period Ended September 30, 2022

Notes to Unaudited Condensed Consolidated Financial Statements

Note 12. Segment and Geographic Information, page 17

2.	Please explain the following as it relates to the information provided in your response to prior comment 4:

•	Describe further the strategic discussions in the weekly meetings with the Executive Team. While you state that these meetings are not intended for the review of financial information, tell us whether financial information is ever received by the CODM and discussed in the weekly Executive meetings and if so, provide us a detailed description of such information.

•	Tell us the purpose of the weekly one-on-one meetings with the CODM’s direct reports, including whether goals and objectives are discussed. If so, tell us whether these are financial or performance goals and explain how you evaluate the progress towards meeting such goals.

•	Describe in detail the financial information discussed in the weekly one-on-one meetings between the CODM and the COO and CFO and how such information is used and evaluated.

•	Tell us whether you discuss resource allocations in these weekly meetings and/or how these meetings inform the CODM’s consideration for making resource allocation decisions, even at a consolidated level.

•	Tell us how the disaggregated GAAP and non-GAAP income statement information for budget versus actual performance, which you distribute each month to the CODM, Executive Team and Finance department, is used in assessing performance. Also, explain how this information impacts any decisions related to potentially acquiring additional equity interests in CarOffer and why allocation of resources for this potential future investment is not considered in your assessment of such information.

•	Describe the financial information this is provided to the Board of Directors for the quarterly meeting. Tell us whether the Board receives any financial information between the quarterly meetings and if so, describe such information and how often it is provided.

•	Explain how the top-down and bottoms-up budgeting processes are aligned. Tell us whether adjustments are made at the component level in order to meet top-down targets or whether targets are adjusted to meet component budgets, and who makes such adjustments.

•	Explain how you manage the budget to actual performance for the components throughout the year. Specifically address the actions taken should one of the components fail to meet their revenue or operating income budget goals in a particular period.

Response:

In response to Comment No. 2 and in furtherance of the telephone conversations held among the Staff, the Company and representatives of Morgan, Lewis & Bockius LLP and Ernst & Young LLP, as applicable, set forth below is a supplemental response.

After further evaluation of our application of ASC 280, we have reevaluated our operating segments in the fourth quarter of 2022 given the discrete financial information included in our monthly financial reporting packages provided to our CODM. This discrete financial information included separate income statements for the following four components of our business: U.S. Marketplace, CarOffer, United Kingdom and Canada. As such, we have concluded that as of December 31, 2022, the foregoing four components represent four operating segments.

In determining our reportable segments, we have applied the quantitative threshold guidance outlined in ASC 280-10-50-12. The U.S. Marketplace and CarOffer components both meet the quantitative thresholds and will be reported as two separate reportable segments in our annual report on form 10-K for the fiscal year ended December 31. 2022 (the “10-K”). We intend to label these reportable segments as U.S. Marketplace and Digital Wholesale. Our Digital Wholesale reportable segment consists entirely of CarOffer.

As the United Kingdom and Canada components do not represent more than 10% of our combined revenue, operating income (loss), or total combined assets of all operating segments, we have concluded that these components do not meet the quantitative thresholds to be separate reportable segments. We intend to report these two operating segments within an “Other” category.

In conjunction with reassessing our operating segments, we have also updated our annual goodwill impairment assessment as of the fourth quart of 2022 to reflect the four operating segments, which we have concluded are also our reporting units. This update to our annual goodwill impairment assessment did not result in any impairment charges.

We have attached as Annex 1 a copy of our proposed updated Segment and Geographic Information footnote that we intend to include in our audited financial statements attached to our 10-K. Please note within our 10-K that we intend to file with the Staff, we have recast prior comparative periods (FY 2021 and FY 2020) to be presented on a consistent segment reporting basis.

On behalf of CarGurus, Inc., I thank you for your consideration of our response. If you have any questions, please contact the undersigned at jtrevisan@cargurus.com.

Sincerely,

/s/ Jason Trevisan

Jason Trevisan
Chief Executive Officer

Annex 1

13. Segment and Geographic Information

Effective the first quarter of 2022, the Company revised its segment reporting from two reportable segments, United States and International, to one reportable segment. The Company concluded the change in segment reporting was not a triggering event for goodwill impairment. The change in segment reporting was made to align with changes made in the manner the Company's chief operating decision maker (the “CODM”) reviews the Company’s operating results in assessing performance and allocating resources. The Company’s Chief Executive Officer is the CODM.

Effective the first quarter of 2022, the CODM assessed the Company's performance on a consolidated basis rather than by geographical location as a result of the international segment becoming less significant relative to the overall business. The CODM reviews revenue and operating income as a proxy for the operating performance of the Company’s operations.

Effective the fourth quarter of 2022, the Company revised its segment reporting from one reportable segment to two reportable segments, U.S. Marketplace and Digital Wholesale. The change in segment reporting was a triggering event for an evaluation of goodwill impairment. As such, the Company evaluated for goodwill impairment on December 31, 2022 and did not identify any impairment to its goodwill. The change in segment reporting was made to align with financial reporting results regularly provided to the Company's CODM to assess the business. The CODM reviews segment revenue and segment income (loss) from operations as a proxy for the performance of the Company’s operations.

The U.S. Marketplace segment derives revenues from marketplace services from customers within the United States. The Digital Wholesale segment derives revenues from Dealer-to-Dealer and IMCO services and products which are sold on our CarOffer platform. The Company also has two operating segments which are individually immaterial and therefore aggregated into the Other category to reconcile reportable segments to the consolidated income statements. The Other category derives revenues from marketplace services from customers outside of the United States.

Revenue and costs discretely incurred by reportable segments, including depreciation and amortization, are included in the calculation of reportable income (loss) from operations. Digital Wholesale segment income (loss) from operations does not reflect certain IMCO related capitalized website development amortization incurred by the U.S. Marketplace segment. Digital Wholesale segment income (loss) from operations does reflect certain IMCO marketing and lead generation fees allocated from the U.S. Marketplace Segment. Asset information by reportable segment is not provided to the CODM as asset information is assessed and reviewed on a consolidated basis.

For the years December 31, 2022, 2021, and 2020, segment revenue, segment income (loss) from operations and segment depreciation and amortization are as follows:

	Year Ended December 31,
	2022	2021	2020
Segment Revenue
U.S. Marketplace	$614,136	$594,602	$519,835
Digital Wholesale	996,264	314,431	—
Other	44,635	42,340	31,616
Total	$1,655,035	$951,373	$551,451

	Year Ended December 31,
	2022	2021	2020
Segment Income (Loss) from Operations:
U.S. Marketplace	$125,796	$151,343	$120,836
Digital Wholesale	(9,174)	7,189	—
Other	(8,144)	(10,264)	(23,080)
Total	$108,478	$148,268	$97,756

	Year Ended December 31,
	2022	2021	2020
Segment Depreciation and Amortization:
U.S. Marketplace	$14,214	$11,313	$9,456
Digital Wholesale	30,690	28,394	—
Other	430	769	1,886
Total	$45,334	$40,476	$11,342

For the years December 31, 2022, 2021, and 2020, a reconciliation between segment income from operations to consolidated income before income taxes is as follows:

	Year Ended December 31,
	2022	2021	2020
Total segment income from operations	$108,478	$148,268	$97,756
Other income, net	2,884	1,092	1,354
Consolidated income before income taxes	$111,362	$149,360	$99,110

As of December 31, 2022, 2021, and 2020, segment assets are as follows:

	Year Ended December 31,
	2022	2021	2020
Segment Assets:
U.S. Marketplace	$531,118	$453,837	$470,286
Digital Wholesale	352,274	442,216	—
Other	43,710	35,521	32,012
Total	$927,102	$931,574	$502,298

For the years ended December 31, 2022, 2021, and 2020, revenue by geographical region is as follows:

	Year Ended December 31,
	2022	2021	2020
Revenue by Geographic Region:
United States	$1,610,400	$909,033	$519,835
International	44,635	42,340	31,616
Total	$1,655,035	$951,373	$551,451

As of December 31, 2022, 2021, and 2020, long-lived assets outside of the United States were immaterial.